Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Hortonworks, Merger Sub and Cloudera.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

CLOUDERA

Moderator: Kevin Cook

October 3, 2018

5:00 p.m. ET

Operator:	This is Conference # 6956379

Operator:	Good afternoon, my name is Ian and I will be your conference operator today. Welcome to the Cloudera and Hortonworks merger conference call. All participants’ lines have been placed in listen only mode to prevent background noise. After the speakers’ remarks, there will be an opportunity to ask questions.

If you would like to ask a question during this time, simply press “star” then the number “one” on your telephone keypad. If you would like to withdraw your question, press the “pound” key.

Please note this conference is being recorded.

Your host is Kevin Cook, Vice President of Corporate Development and Investment Relations, Cloudera. Kevin, you may begin your conference.

Kevin Cook:	Thanks, Ian. Hello everyone, thank you for joining this joint call of the management teams of Cloudera and Hortonworks to discuss the proposed merger of the two companies in an all stock transaction.

With me are Tom Reilly, CEO of Cloudera, Rob Bearden, CEO of Hortonworks, Scott Davidson COO and CFO of Hortonworks and Jim Frankola, CFO of Cloudera. To assist with the discussion in addition to the press release, we have developed an investor presentation that you may access at the companies’ corporate websites, Cloudera.com and Hortonworks.com.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Our discussion today will contain forward looking statements, including the anticipated timing, completion of benefits of the proposed merger, anticipated future combined operations and offerings, the expected synergies to be achieved and expected pro forma financial results of the combined business.

These statements are based on our assumptions as of the current date and involve risks and uncertainties that could cause actual results to differ materially from those statements.

We caution you to consider the important risk factors that could cause actual results to differ materially from those in the forward looking statements, in the press release and this conference call.

These risk factors are described in our press release and are more fully detailed under the caption risk factors in each of our annual reports on form 10-K and our quarterly reports on form 10-Q and our other filings with the SEC.

During this call, we will present both GAAP and non-GAAP financial measures. These non- GAAP measures are not intended to be considered in isolation from or a substitute or superior to our GAAP results, and we encourage you to consider all measures when analyzing performance.

For complete information regarding our non- GAAP financial information, the most directly comparable GAAP measures and the quantitative reconciliation of those figures, please refer to the appendix – the appendix in the slide deck.

In addition, please note the date of this conference call is October 3rd, 2018, and any forward looking statements that we make today are based on assumptions that we believe to be reasonable as of this date.

We undertake no obligation to update these statements as a result of new information or future events. Tom Reilly and Rob Bearden will lead us through the discussion. Tom.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Tom Reilly:	Welcome everybody. I am really pleased and excited to be sharing with you our plans to merge two leading next generation data platform companies into an even stronger combined entity.

The combined company will possess the skill, resources and unique assets to capture more of the very large and fast growing data market opportunity. Together, we form a leading hybrid cloud data platform provider.

I am joined by Rob Bearden, CEO of Hortonworks, Scott Davidson, COO and CFO of Hortonworks and Jim Frankola, CFO of Cloudera. On behalf of all of us, thank you for joining this call and for your continued support of our companies.

Most of all, we want to thank our customers, partners, community and employees for bringing us to this point. Rob, would you share a few words please?

Rob Bearden:	Absolutely, Tom. Thanks a lot. I want to obviously start by saying that we believe that this merger’s a natural combination, and while the customer and ecosystem benefits are dramatic, the financial benefits for shareholders are equally compelling.

Fundamentally our two companies share a code base and an open source heritage. We also share a commitment to customer success as well as a vision for how to accelerate the market to achieve more of it.

So on page five of the presentation that we made available for investors, we’ll see a snapshot of the two companies as of the most recent reporting period for each and it’s apparent from this line is that each of us have similar growth and margin projections as well as customer bases.

This slide will help level set us and we’ll spend more time in a moment on the pro forma picture. So Tom, back to you for a bit on the rationale.

Tom Reilly:	Thanks, Rob. Let’s first spend a few minutes on the strategic rationale and the industrial logic for the transaction. Take a look at slide six, the merger is designed to substantially enhance long term shareholder values by creating a larger, more competitive, more efficient entity.

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Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

The combination of our highly complimentary companies creates a clear category leader in industry standard for modern database, resulting in in significant and easily understood benefits from customers and partners alike. The primary motivation for this combination is to accelerate innovation.

The combined company will have substantial scale, resources and talent to do more faster. Our significant investment in engineers and committers work with the open source community will enable us to advance our shared vision to deliver actual insights from the Edge to A.I.

Each of our companies is already far along in the development of hybrid cloud, multi cloud and private cloud offerings. Very soon, after completion of the merger, our joint enterprise customers will be able to run any data work load across any cloud on a common platform with a consistent set of security and governance controls.

What we call, the Enterprise Data Cloud. As we look to the future, containers will play a more significant role enabling cloud like architectures that customers can run anywhere with decoupled compute and storage.

In simple terms, our customers will experience the cloud inside their own data centers just like they do in the public cloud. Powering a public cloud experience everywhere is key to wide spread adoption.

The first enterprise data cloud fulfilled this cloud everywhere vision. Beyond accelerating innovation in cloud technologies, the transaction also produces significant financial benefits including large cost synergies.

We expect to generate more cash sooner than if we remained independent companies and to accelerate progress toward our target financial model. While there are many expected cost synergies, we intend to invest some of those savings back into growing our business.

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Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Let’s now review the transaction details. The transactions are simple. Stock for stock exchange at market. Hortonworks stockholders will receive approximately 1.3 common shares of Cloudera for each share of Hortonworks stock owned.

Also, we’ve announced that the two CEOs, Rob Bearden and I, would join our combined company board. Scott Davidson will be our go forward COO. Jim Frankola will be our CFO. And Arun Murthy will be our Chief Product Officer.

Our clear intent is to ensure that we have the best go forth management team leveraging top talent from each company. These initial appointments reflect just that. Soon we’ll be working to diligently assemble the best leadership organization across all functions with the tremendously deep talent we have on both teams.

Similarly, the combined company board of directors will combine members from the boards of each company. I look forward to working with this board as it includes a collaborative set of individuals with valuable experience in our industry.

In discussing this merger, Rob and I have remained focused on the long term market opportunity in our shared vision. This next slide shows that opportunities are estimated to be immense.

About $83 billion in four years according to IDC. Rob has further enlightened me that it’s even larger when one considers the internet of things market where Hortonworks has invested heavily for competitive advantage.

Page nine of our slide deck is a good portrayal of the combined company platform. In short order, we’ll have a unified platform that takes the strongest element of each company’s technology to create a clear industry standard and category leader.

That clarity will increase customer and partner confidence in continued innovation in our product road map. As you can see from the slide, our companies have many core data management capabilities in common.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

In our recent years, we have each invested in highly differentiated, yet, complementary areas. Hortonworks has invested heavily in developing IOT differentiation at the Edge.

Likewise at Cloudera. We have invested heavily in data warehousing and machine learning A.I. capabilities. This combination will now provide an intense solution from the Edge to A.I. and create a major cross selling opportunity in the near term.

We plan to deliver all of this on an enterprise data cloud platform that runs anywhere with a common set of security and governance and services. All of our joint customers will benefit in the near term from a comprehensive enterprise data cloud platform from the Edge to A.I. Rob, it would be great if you’d expand on some of the go to market opportunities.

Rob Bearden:	Sure, absolutely. So guys, to make this a bit more concrete, please take a look at slide 10. And this is a representation of the complimentary offerings that will exist upon closing.

And together we’ll immediately have about 2,500 customers. So there’s a lot of cross selling opportunity obviously. And we plan to sell the Hortonworks HDF, data flow platform to as many as the existing Cloudera customers as possible.

And in addition we plan to sell the Cloudera data science workbench to as many existing Hortonworks customers as possible. So nearly over night, all of our customers will be able to experience Edge to A.I.

And now on to the next slide. As you would expect, we’ve had great success across all of the data intensive verticals, increasingly the adoption is now expanding to almost every industry as customers have discovered that data is the foundation of digital transformation.

And in general, we have very different customers that have known the leaders in each of these industries and together, we have an install base of more than 2,500 customers. We also have more than 800 customers with greater than $100,000 in ARR and more than 120 customers with greater than a million dollars in ARR.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

And to demonstrate how complimentary our businesses are, the $1 million ARR customers, we only have a handful that are in common. One of the things, this is actually the most exciting to me about the proposed merger are the opportunities for the partners.

Each of us has terrific partnerships and a very well developed ecosystem and except for some extraordinary partners like IBM and Intel, these partner have had to split their resources and attention between our platforms.

And as one much larger entity; these partners can justify investing more resources in the resulting relationship and concentrate their investments in our unified platform. And the combination will make it easier for partners to streamline all their engineering and go to market activities.

But most importantly, our partnerships with the public cloud providers will be much more meaningful as together we bring more large customers with production workloads to their platforms. And so now Jim Frankola will take us through the financial slides.

Jim Frankola:	Thanks Rob. Hello everyone. I’m on slide 13. We will have scale and growth on day one. These two companies together combined for almost three quarters of a billion of revenue growing in excess of 30 percent a year, these are previously recorded numbers presented as of our respective Q2s.

We expect to close the merger in calendar of Q1 of next year so the pro forma combined will be meaningfully larger. The important point is that the day the merger closes we will have significant scale and growth. This combination will unlock powerful synergies.

The deal is driven primarily by the strategic merits that Tom and Rob discussed. These benefits will likely generate additional revenue opportunity. However, we have not built any potential revenue upside into our financial model.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Given the strategic fit between the companies, we are confident that there will be significant opportunities to improve both the efficiency and the effectiveness of our internal operations.

We expect these improvements to drive more than $125 million of cost synergies per year while allowing additional investment in growth areas including IOT, hybrid cloud, data warehousing, machine learning, and A.I.

Moving to slide 15. As you would expect there are sizeable and easily captured synergies in R&D, sales and G&A. Cloudera and Hortonworks share a similar DNA. We were both born in the open source community and continue to be leading contributors.

We share a common code base and we have similar go-to-market approaches. The fact that we both have strong presence in locations like Silicon Valley and Hungary will enable our teams to collaborate more effectively and accelerate the benefits of the merger.

As a finance person, this is where I get most excited. This transition significantly accelerates the path to our long term model. We expect to continue to grow quickly while generating significant cash flow. Calendar year ‘19 or fiscal year ‘20 for Cloudera will be the year where we integrate the companies and take steps to generate more than $125 million in annual cost synergy.

Calendar year ‘20 or fiscal year ‘21 shows what the new company is expected to look like once we achieved most of the savings. At that time we expect to be more than $1 billion in revenue growing at more than 20 percent per year and generating more than 15 percent operating cash flow margins. With that I’ll ask Tom to make some concluding remarks.

Tom Reilly: Thank you Jim and Rob. The final slide is a summary of the deal rationale. I’m sure that we have some questions, so I’ll be brief. Together, our highly complementary companies create a clear category leader in industry standard for modern data management, benefitting our customers, partners in the open source community. The increased scale and resources will enhance our competitive position and increase shareholder value. Most importantly this transaction is about innovation. Together, we intend to develop the industries

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Moderator: Kevin Cook

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Confirmation # 6956379

first enterprise data cloud, enabling us to offer hybrid cloud solutions from the Edge to A.I. Rob and I believe that this merger positions the company for sustained long term growth. We are looking forward to bringing our teams together in a much more competitive, financially stronger company. Operator, now is the time we’d like to begin the Q&A portion of the call. Thank you.

Operator:	Ladies and gentleman, at this time the floor is open for your questions. As a reminder, if you’d like to ask a question please press “star” “one” on your telephone keypad.

To get out of the queue, press the “pound” sign. Our first question is from line of Raimo Lenschow from Barclays.

Raimo Lenschow:	Hey, thanks for taking my question and congratulations. This deal makes a lot of sense to me. Can you talk a little bit about how you came together now like — and we’ve been kind of thinking about this kind of potential transaction for quite a few years now. Why now? What’s kind of — what changed in your view to kind of have the discussion more serious now? Thank you.

Tom Reilly:	Raimo, thank you for the question. I’ll offer and I’ll also let Rob add some color. So how we came together — will come out in our filing. So let me explain why now.

When you look at our complimentary investments, what Hortonworks has done at the Edge, what we have done in machine learning and A.I. and analytics, it’s very clear that this are extremely complimentary and our customers will benefit from both.

And then when you look out our shared vision that we both want to accelerate our capabilities in the enterprise cloud, we can get there faster together. So we believe that as the IOT is newly heating up and hitting a tipping point that now is the right time for us to bring these companies together to capture that market momentum and to leverage our complimentary positions.

We are much better together. We are stronger. We will compete more effectively. And this is the perfect time for us to bring our companies together. And Rob, you might have some further thoughts.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Rob Bearden:	Yes sure. Tom, I think all of those are clearly spot on. You know and we — to the point of why now, we were really seeing in the core markets that we play collectively in IOT, big data, and cloud; especially in the hybrid cloud opportunity that each of those markets are really accelerating.

We’re both really well positioned. But the — we get so much more efficiency and leverage and now having one unified platform we focus on, increase our coverage out in the market and as those markets now are accelerating, it allows us to be — to really bring scale in terms of how we — how we build tech.

How we service our combined customers. And how generally cover the market. And it brings consolidation across the ecosystem. And so with these markets consolidated — or moving so fast right now, we want to take advantage of that.

And we think we’re going to be the significant benefactor of that and we’re much, much stronger working together across each of those areas and the leverage that that ultimately brings.

Raimo Lenschow:	Yes, makes total sense to me. Well done. Congratulations.

Tom Reilly:	Thank you Raimo.

Operator:	And our next question is line of Sanjit Singh from Morgan Stanley.

Sanjit Singh:	Hi. Thank you for taking my question. I had one for Rob and maybe one for you Tom. Rob, I think one of the differences between the two companies and I think you mentioned this in your script was different sort go to market models and pretty different partnership strategy.

So is the view — with the combined company, do you see any risk to those partnerships whether it’s with Microsoft or IBM or anything you’ve done strategically with your partners, is there any potential negative consequences from this merger in your view?

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Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Rob Bearden:	Actually, my view — the great news is they’re all accretive. We get to take all of the benefits of each of our partnerships and bring them together collectively.

And as I touched on in my prepared remarks the thing that really, really will show up very quickly is all of these partnerships have had to split their resources across each of our platforms. And now as we’ve come together they can take those collective resources and concentrate them into one company, one go to market and that’s going to give us all much more reach and leverage.

And so actually, we think it’s — more than accretive across all of the ecosystem partnerships. And then candidly, we then can really now expand the IBM relationship across both organizations as well as the Intel partnerships across both organizations and customer base. So again, much accretion happens through the combination.

Sanjit Singh:	That makes a lot of sense, I appreciate it Rob. And maybe Tom, for you going back a couple of quarters to your analysis say that at the beginning of the year — I think one of the initiatives that you spelled out for your team was to sort of accelerate your penetration in the cloud. And so I was wondering if you could talk to us about what your mix of cloud penetration might look like with a combined company?

Tom Reilly:	Thank you, Sanjit. So first off, following up on Rob’s questions about partnerships — we also believe that we are in a much greater position to be a significant partner to each of the public cloud providers. We both have tremendous relationships, we expect Amazon, Microsoft and Google to be very receptive to this partnership and we are going to invest heavily to help our customers bring more workloads there.

Our strategy though is built on the enterprise cloud. And what an enterprise wants is the ability to take advantage of the multiple public cloud providers, as well as private cloud. And together we’re going to accelerate our capabilities for our customers to be able to move workloads between those environments with one common platform that has a shared set of services for security and data governance. And make that what we call the Enterprise Data Cloud.

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Moderator: Kevin Cook

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Confirmation # 6956379

We expect, and I expect 100 percent of our customers to take advantage of cloud technologies both on premise and in the public cloud.

Today Cloudera has 26 percent of our customers who are already working in that hybrid-type environment, and we expect that to go to 100 percent of our combined entities. Cloud technology bring significant advantages — our underlying platform both what Hortonworks is delivering to ours is cloud-native technology and it flourishes in cloud computer environments, so we’re very excited about accelerating our capabilities there.

Sanjit Singh:	I appreciate it, thank you Tom.

Operator:	And our next question on the line is Matt Hedberg from RBC Capital Markets.

Matt Hedberg:	Hey guys, thanks for taking my question. The cost synergies are impressive, but I think some of the revenue synergies are also interesting. I think Tom, maybe you alluded to a $1 billion run-rate by calendar ’20, but wondering could you provide a little bit more color on the potential revenue synergies?

Obviously you highlighted HDF into the Cloudera base and some of your A.I. solutions back into Hortonworks. But a little bit more color to there, and then maybe secondarily, what sort of engineering effort is going to be needed to make that a reality?

Tom Reilly:	So this is Tom, and then Jim might give some more of the financial specifics. We haven’t included revenue synergies in our modeling but there are some apparent ones in front of us. Taking a Hortonworks’ Edge technologies, and found primarily in their HDF product family, and introducing that to our customer base will be extremely well received by our customers.

We have been envious of that capability and we think it will be very well received. Likewise, our Cloudera data science workbench, and some of our warehousing capabilities we’ll be able to introduce to the Hortonworks customer base. And we expect that to be very well received as well, by them.

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Moderator: Kevin Cook

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Confirmation # 6956379

What is — what we find very exciting is these technologies are built on the same, common foundation.

And that’s what makes this merger so exciting, to port these capabilities to each other’s platforms is quite straightforward and we expect we can do it very quickly after our merger is complete. There are further opportunities we continue to identify where we can bring more capabilities to each of our customers, very, very quickly.

But where I get very excited is we now have the ability to free up many of our engineers to work on the enterprise cloud capabilities to leverage the latest container technologies to really do some very innovative stuff that I think will give us an enduring competitive advantage.

Matt Hedberg:	Thanks a lot, Tom. Super helpful.

Operator:	And our next question is line of Tyler Radke from Citi.

Tyler Radke:	Great, thank you very much. Since we have two companies on the call maybe I’ll ask two questions in one here. The first question I had was just some more specifics around the planned product integration.

I’m just curious, it sounds like you’re taking Hortonworks IOT product and then obviously you’re leveraging the machine learning and data science workbench from Cloudera — I’m just curious how you’re thinking about the integration of the core products with HDP are you planning to kind of transition this to a combined core in terms of having some overlap between Cloudera Data Enterprise and HDP, or what does that kind of combined product look like?

And then the follow up is just culturally how are you thinking about integrating the two organizations? Obviously you guys have been very respected competitors, but obviously there’s some — arguably some cultural differences in terms of open source versus a more balanced approach. And so how are you thinking about this — the integration and planned disruptions in terms of bringing the two workforces together? Thank you.

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Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Tom Reilly:	OK, Tyler. Good to hear from you, thank you for those insightful questions. So let’s talk about the planned product integration. First when we say our customers are going to very soon experience the capabilities from edge to A.I., that is bringing together our complimentary strengths that each of us have delivered.

Hortonworks is invested in IOT and around data ingest and streaming capabilities. And Cloudera has invested in machine learning and A.I. Our customers need both, especially in the world of IOT, you need that complete and end story and we think it is just very powerful and we deliver it very quickly.

Now we’re also making commitments to our customers. Each of our existing customers whether around Hortonworks’ platform or Cloudera’s platform — we’re making a commitment that we will support those platforms for at least a minimum of three years so they’re confident to continue to invest on the platforms that they are getting value from today.

Secondly, we are going to work on a unity release where we very quickly after the merger, our engineering teams are going to come together and take the best of both platforms and bring them in to a unity release so that we can offer a path for our customers in the core platform capabilities to get the best of both worlds. While the timing for that will come out after we have closed the deal.

And finally, together we are committed to the open source committee — community. And we believe in open service, this is both our foundation. The commitment to Hortonworks customers to have a 100 percent open source platform, we are going to honor and they will always have the open source capabilities that they have today.

We plan a future that we are going to deliver our differentiated capability, both in some proprietary software but more importantly in our unique services that we’ll be able to deliver in cloud compute environments. And so this is a great opportunity for us to achieve that.

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Moderator: Kevin Cook

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Confirmation # 6956379

Now shifting, Tyler to your next question on the merger. We do have two cultures. Every company has a culture and no two companies have the same culture. But here’s what I find exciting about our two companies. We have many things in our cultures that are in common, we are committed to open source, we have a shared vision, we have spent a lot of time talking about where we think the future’s going, and our vision is shared around that.

We both respect one another’s talent, and when you work together in the open source world you actually get to know one another’s engineers very well, and there is tremendous respect amongst our engineering teams for the work that each other is producing. In fact, in the open source world many of them collaborate on joint projects.

So we have been competitive for many years, and as competitors you get a lot of emotions. But when you step back, competing has made our combined entity a better company and has allowed us to get to nearly $1 billion faster. And we are going to take great pride in what we’ve done together to create — (inaudible) create a market. And I am confident that we will bring our two companies together because we both respect one another tremendously.

Tyler Radke:	Thank you.

Operator:	And our next question is line of Zane Chrane from Bernstein Research.

Zane Chrane	Hi, congrats on the merger. I was just wondering if you could talk a little bit about the pricing strategy going forward of the combined company and what you see as maybe, potentially better pricing power now that it seems like there should be less competitive pressure on the pricing front — you know, compared to what it would have been if both companies were operating independently?

And then secondly, how should we think about the timing of the cost synergies coming out of the combined business, and where would those fall? Would it be more R&D focused, or sales and marketing or kind of an even split? Thank you.

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Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Tom Reilly:	Zane, thank you. So from a pricing perspective we do not expect significant change, this is a very competitive market, the market will set price. You know, we have — well we’ve competed with one another for the past many years. In recent years new competitors have emerged, and those new competitors are going to make sure that the market sets the price.

We think we are well positioned to take on these new competitors, many of who are just cloud native. And we are not only going to be competitively priced, but more importantly we’re going to be strategically advantaged with our enterprise capability that takes us across all public cloud providers and in the private cloud.

Zane Chrane:	On the cloud, that makes a lot of sense.

Jim Frankola:	Yeah, and this is Jim. On the cost synergies piece, each of the companies independently has a very favorable gross margin profile for software in total, and each of them are independently tracking toward their long-term model. So therefore we see the primary benefit of synergies occurring to the expense lines — R&D, sales and marketing and G&A.

We will see benefits through, yes, there will be some roles that are duplicated, and some resources that will be eliminated. In other cases individuals will be redeployed to focus on the growth initiatives that we discuss — hybrid cloud, A.I., IOT and so forth. We’ll be able to give you a lot more information on the synergy model and timing of achieving that once we get to close.

At this point we think we’ll be able to achieve the vast majority of the synergies within one year of the transaction close date. And Zane, thanks — your question on pricing lead me to think about competition and — you might be beneficial if I ask, Rob or Scott from their perspective about how they see competition and our new combined company advantaging us?

Scott Davidson:	Yeah, hi guys it’s Scott. I think as Tom said, and we talked about this in other calls — I mean, in a lot of deals that we’ve had direct competitive deals we’ve tried to win against each other historically, I would say in the last couple of years there have been some pure plays that are cloud only or segments of special-use case type apps that sort of came in to our market as well.

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Moderator: Kevin Cook

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And then there were deals that would go down where either of us did not have coverage — market coverage with reps or partners, and so I think as we start looking at this there are a lot of opportunities today to sort of collectively map our go to market in terms of how we go to market — the partnership angles we choose, look at coverage models and again, and identify sort of the best players on the field, if you will. And so I think there’s a lot of opportunities that exist around that.

And we’ll get through that process through integration. But I think, ideally, we understand the way the market, it sort of evolved. And now, today, having a lot more firepower together, as a combined company in the field, I think will benefit us.

Zane Chrane:	It’s very helpful. Thanks a lot guys, congrats.

Operator:	And our next question is from the line of Kash Rangan from Bank of America Merrill Lynch.

Kash Rangan:	Hey, guys. So congratulations on this merger. It’s truly a big day for you guys. I guess, since I’ve worked with Tom, I’ll address the question to Tom. But anybody can feel free to join in.

From an engineering and sales standpoint, could you just offer a little bit specifics to how the converged product roadmap is going to look like? And what timeframe are you going to be putting the best of the features of both products together? And what will the upgrade paths look like for customers?

I guess he addressed it, in part, earlier, but I’m just looking for a little bit more specifics. And on the sales side, will it be – will the sales organization, that is every Cloudera and Hortonworks sales rep, be able to sell both products from the get-go? Or is the case that they will largely sell what they have right now and slowly start to cross in each of those products.

And how does the ultimate sales organization, like when it’s all said and done – you have one sales force, I guess, presumably setting the combined product suite. And how long will that take to materialize? Thank you so much, and congrats.

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Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Tom Reilly:	Kash, thank you, good to hear from you. So first off, we are now seeing our definitive agreement to merge our companies. It’s not going to close for many months. It is important that both our sales forces continue to sell their platforms today. And in fact, we will continue to compete in customers.

That’s the nature of business. But our commitment is, to our customers, both new and existing. When they adopt one of our platforms, we will support those platforms for a minimum of three years, so everyone has confidence. And that three-year window gives us plenty of time to deliver a superset of our capabilities to merge our clients. Well, let’s go – once we close our relationship and we are the new merged entity, we think, very soon after that – I won’t give you specific dates – but very soon after that, we will be able to cross-sell into one another’s bases, our complimentary capabilities allowing everyone of our customers to experience the Edge to AI end-to-end solution capability.

Our next effort is to deliver our unity release, where we combine the best of our products into one platform that we take to market. We expect that to be measured in quarters, to deliver that and then, following that, we are going to have that platform be the superset of all capabilities that our customers have today, so that we can merge all our customers into one platform.

Given that our core technologies are similar and we share so much common code, we are confident we can do this very, very quickly, and not spend an inordinate amount of time merging our platforms. So it’s – basically, each of our customers will have the confidence to invest in the platform they have today and will continue to build on that.

We – once we close, very quickly, we’ll be able to cross-sell into one of those existing bases. Surely after that, we’ll have our unity release followed by our migration release.

Operator:	And our next question is from the line of Phil Winslow from Wells Fargo.

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Phil Winslow:	Hi, yes. Thanks, guys, for taking my question. I just wanted to go back to an earlier point that was made on the pure open-sourced model versus the open-source plus value-ad proprietary.

When you think about, just the go-forward here, especially when you get to the unity release, how are you going to, I guess – I guess, handle that, especially for some of the existing customers, from a – from a Hortonworks perspective?

And I guess, how are you going to delineate what components will stay, call it open-sourced, and what will maybe be contributed to open-source community versus a proprietary value-ad?

Tom Reilly:	Yes. So we think it’s very important to maintain the commitment that Hortonworks has made to their customers around 100 percent open-source technology. And that is not difficult for us to do, because we are an open-source company, ourselves.

We’ve taken different strategies to differentiate ourselves, but what we expect is that, as we deliver more of our capabilities as services in cloud technologies – but that is where we’re going to differentiate ourselves.

When a customer is using cloud services, often, they don’t even know what the technology is running behind it. And we think that this is where we’re going to not only have a competitive advantage, but we’re going to have capabilities that are differentiated from our competitors. And all of our platforms will be built on the open-source components that we are heavily invested in.

And maybe I – you know, Rob, you and I have discussed this quite extensively – if there’s any – a different way of looking at that, from your perspective.

Rob Bearden:	I think – I think you’ve summed it up perfectly, Tom. And I – we’ve got a very mindful approach and still some work to do, but I think it’s going to be a very natural migration from both the CDH and HDP customer base onto the unity platform. And I’ll echo Tom’s statement.

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You know, so much of our platforms are built on shared-code, it’s a – it’s a, I think, going to be a very straightforward methodology on how we migrate their existing environments from both customer bases onto the unity platform. And that’s really the goal.

But we’re very focused on at least the three-year window, for each of our customer bases to continue to run their environments and be fully supported, and we’ll continue to advance those platforms as well. But within – again, to echo Tom, within quarters, we’ll have the unity platform begin to rollout and with that, your unstructured migration paths for each of our customer base to move to that.

Phil Winslow:	Got it. Thanks, guys. And one follow-up to that; I mean, obviously, we’re fans of that ETF platform and just the roadmap that you had. But one – a service or a set of services of that to talk about is DPS, the Data Platform Services. How does that fit into the combined company strategy? Will it be around long-term?

Tom Reilly:	I’ll jump in, Rob.

Rob Bearden:	Yes, thanks, go ahead.

Tom Reilly:	So this is where we are so excited to bring our companies together and our shared vision. So roughly, the time that DataPlane Service was announced from Hortonworks, Cloudera announced similar capabilities in SDX, the Shared Data Experience.

And basically, what we want to do, both of us, is to deliver a common platform that allows our customers to run workloads anywhere, both on on-premise, across multiple public clouds and in private clouds and have a common set of security and governance capabilities, which is the key to enabling that to happen.

We both have that division, we both have tremendous capabilities, and we’ll be bringing DPS and SDX into a common offering, very, very quickly. And that is going to be our secret sauce that’s going to differentiate us from our competitors who have a single cloud-only or an on-premise-only capability.

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Phil Winslow:	All right. Thanks, guys.

Operator:	And our next question is from the line of Brad Reback from Stifel.

Brad Reback:	Great, thanks very much. Two quick questions. First off, is there any go-shop period on the deal?

Tom Reilly:	No, no.

Rob Bearden:	No.

Brad Reback:	OK, and that’s great. And then the second one; Tom, obviously at Cloudera, you’ve been going through some execution issues and reordering the sales force. How does this impact that? And how do you manage the execution risk, for the next couple of quarters, until the deal closes? Thanks.

Tom Reilly:	Actually, I’m quite excited. First off, about our transition plan and the changes we’re using to be more disciplined about our target market customer and to drive the customer journey. And it’s going to allow us to lower our customer acquisition cost and sustain our high-net expansion rate.

That is the fundamental reason we’re making changes in our field. All of our learnings and actually using our own platform to understand our customer is going to be directly applicable to Hortonworks customers as well. And we’ve shared this with our counterparts there, and Scott understands this approach of the customer journey.

And we think that this also creates – we’re already seeing the early impacts of our changes, and we think we apply these to our broader customer base. And we’re going to see further impact, in a positive way. So we are confident of bring this to both our combined customer bases.

Brad Reback:	Great, thank you very much.

Operator:	And our next question is from the line of Chad Bennett from Craig-Hallum.

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Chad Bennett:	Great, thanks for taking my questions. Congrats. Sounds like a phenomenal deal for both parties. I guess, real quick, housekeeping, as we get into the Q1 – calendar Q1 close date, maybe for Scott, how should we think about the fully diluted share count for Hortonworks, as we get there?

Scott Davidson:	Hey, Chad. So I think we’ll see the – we shouldn’t see anything dramatically change on the share account because of this deal. So we’re continuing to operate the business, as we normally would, until we get to close. And so, our normal sort of refresh would naturally be later than January of next year, anyway.

So you’ll see the normal share increase you would see, quarter-to-quarter, nothing out of the ordinary that would impact that model, from our – from the Hortonworks pure side.

Chad Bennett:	Got it. And then – and maybe one for Rob, specifically, on a couple partners. So IBM, obviously, you’re in the midst of converting their customers to your platform, and I think that two-year agreement kind of ends, so-to-speak, next June quarter.

How do you view the impact of the announced deal on that conversion process, if at all? And also, you just recently announced a relationship with Red Hat for their OpenShift offering for, effectively, your DataPlane product. Any impact from the merger as it relates to those two partnerships specifically?

Rob Bearden:	I don’t envision any. In fact, I think it becomes accretive because when we put the companies together as one, it represents a much larger now collective opportunity for both of those entities to take advantage of. And realize that what’ll happen is we move the IBM (IoT) customer over to HDP, the natural migration will be from HDP to the new Unity platform and that’ll be a very natural motion and upgrade path, very clean motion.

They will have a very structured, very significant — or non-significant impact. And if they choose to stay on HDP we’ve committed as Tom’s mentioned to a three year window minimum to support those environments. I think it’ll be a very straightforward decision and motion. And as far as the Red Hat OpenShift relationship leveraging DataPlane and the HDP, we’ll be able to now bring forth a larger customer base to take that to.

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I think it’s going to be very desirable for Red Hat to continue this because it allows them to essentially have twice the TAM if you will for OpenShift.

Male:	And Chad, just a point of clarification there, the relationship with IBM, it’s a five year deal. The two year migration period that you’re talking about which goes through June of ‘19, it’s specifically related to those existing IoT customers that had a window of opportunity in which to move under a program with identified pathway for them.

The relationship is structured as a five year deal; there was just a window within that of two years to try to move migrations along quicker. That’s all.

Chad Bennett:	Got it. Congrats, guys.

Tom Reilly:	Let me jump in, just kind of representing the — how — where we look at this go-forward. We are a partner-centric company. And we view all these partnerships as critical.

The Red Hat — well, the Hortonworks, Red Hat, IBM announcement when it came out we’re like search in place with Cloudera, we’re all in. That is our vision and we’re aligned with it. The IBM partnership is very important for us to maintain and we are going to remain extremely committed to IBM and make that a successful partnership.

Operator:	And our next question is from the line of Michael Turits from Raymond James.

Michael Turits:	Hey, guys. Michael Turits, first, my congratulations to everybody on both sides of the deal.

You have been doing two things with respect to public cloud. One is speaking about the way — or, I guess I will address this to — on the Cloudera side, speaking about the way that you’re competing more and working to compete more with the public cloud providers and, as part of that, rolling out a number of your own as a service offerings. So I’m wondering what you see as the benefits of the combination to that particular strategy?

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Tom Reilly:	Certainly. So the public cloud providers each have their own house offerings which we tend to compete with. But they also like partnering with us because we bring large enterprise customers with very compute-intensive applications.

So in fact, while we compete with them, increasingly we’re finding our ability to partner with them even greater. And as you know, the public cloud providers are — what they really value is driving compute and storage. And we, when we bring our customers there, drive a lot of compute and storage.

So our combined entity will allow us to compete against pure-play cloud players that are emerging as well as the house offerings of the public players. But we expect that our success in the public cloud will allow us to partner very strategically with the public offerings. It’s a bit of coopetition but we embrace cloud.

I tell our customers we can’t help you get to the cloud fast enough we are all in. And we — as I said earlier, we want 100 percent of our customers to be taking advantage of cloud technologies. This...

Michael Turits:	And...

Tom Reilly:	...allows us to do that faster.

Michael Turits:	Thanks, Tom. It makes sense. And I think that — this is a housekeeping question for the — I guess for the CFOs, you did mention there was very little customer overlap. Is there — is there any overlap or revenue dyssynergy that is material that we should be thinking about?

Jim Frankola:	So — this is Jim. At this point, we built a small amount of revenue dyssynergies into the model just to account for the fact that there tends to be some degree of disruption in a merger like this. But in terms of looking at our customers and anticipating that we will lose them because of the merger itself, no, we don’t anticipate that will occur.

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Michael Turits:	Great. Thanks very much, guys, and congratulations all around.

Male:	Thank you, Michael.

Operator:	And our next question is from the line of Brad Zelnick from Credit Suisse.

Brad Zelnick:	Great. Thanks so much, guys.

So when we get to look through the various proxy filings from both perspectives, both the Cloudera and Hortonworks side, what alternatives will we see had been evaluated as well? And also, why is a merger of equals and this outcome the right transaction structure for this deal?

Tom Reilly:	So this is Tom that’ll answer this question. We are focused on winning in this market. It is a massive market and we believe we have an opportunity to be a very large company. When we considered our alternatives, there was one clear path for us and that was to merge with our partner Hortonworks.

Why a merger? In my view, that is the right way to do this. We need their leadership. We need their innovation, their engineers, their customer base to join us on this journey and a merger allows us to do that. And in doing the merger properly, we are both going to see a premium once we bring these entities together. And that is our strategy, this is the right time and I’m excited about this.

Brad Zelnick:	Thanks, Tom, so just to be clear...

Tom Reilly:	Yes.

Brad Zelnick:	...there were no other alternatives sought, no former — formal process held on either side?

Rob Bearden:	No, we — from — let me take that, Tom. We collectively understand the strength and leverage that comes from this combined entity, from being able to go from the Edge, manage the data through the lifecycle, be able to bring our collective hybrid technologies together and allow those workflows to be able to move across any tier, on-prem private cloud or across all public clouds.

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And the strength that that gives us and the value that that allows us to create for our collective customer base, it is significant. And the kind of company that that lets us create, expand and grow to, and the addressable market that that allows us to collectively reach is going to give us the ability to make this a very, very significant company in the coming years. And it’s going to create significant value and differentiation for us generally, and value for our customers.

And so, it was much — this was not about getting a liquidity event at a point in time. It was about bringing efficiency in how we build in our tech generally, the breadth of the portfolio that we can have collectively, and then the strength of the — of the combined entity financially, and the consolidation of the — of the market generally and the ecosystem.

And that’s much more powerful in the value that we can create as a — as a combined entity than going and getting a point liquidity event at some insignificant premium.

Brad Zelnick:	Thanks very much, Rob. Congrats, guys.

Rob Bearden:	(Yes, man). Thanks.

Operator:	And our next question is from the line of Rishi Jaluria from D.A. Davidson.

Rishi Jaluria:	Hey, guys. Thanks for taking my questions, and really exciting to hear the news about the merger.

One technical and then maybe one follow-up.

But just want to understand what’s the plan around areas where there’s maybe competing technologies — and this might be oversimplifying it — but thinking about Cloudera and Impala versus Hortonworks’s approach which has been leading with Hive on the SQL side? And then I got a follow-up. And alongside that maybe we can think of with the IBM partnership, Hortonworks reselling DSX and, which to a certain extent competes with the Data Science Workbench, so maybe let’s start there?

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Tom Reilly:	Yes, this is Tom. I will take the approach.

What’s interesting about this merger because we have so much common code base and so many complementary offerings, they’re — everyone’s a winner in this scenario. There are some capabilities where we have overlapping different offerings and we — and we’re very quickly going to pick the best of the two and bring them together. And often when I say bring them together it’s going to be combine the code bases into a better offering.

When it comes to areas like you talked about, SQL, our Impala engine and the great work that Hortonworks has done in Hive, there is a combination of these environments to address our customer bases. We’re going to have a process to bring our teams together to quickly get to that unity release but the great news is unlike other mergers where you’ve had two competitors going at it and one says, OK, we won and we’re shutting all your customers out — no, every one of our customers is going to love this.

Because they’re going to get more sooner. And that’s what really gets us excited here. There’s a few decisions we need to make but those are not going to be that difficult for us.

Rishi Jaluria:	OK, got it.

And Tom, just to follow-up on the — what about on the IBM and Hortonworks, the relationship and reselling DSX versus Data Science Workbench, is that a similar approach? Because that’s a third-party product there.

Tim Reilly:	Yes, we certainly intend to introduce Cloudera Data Science Workbench into the Hortonworks customer base. However, we need to respect our go forward partnership with IBM and if we’re in an IBM shop and opportunity-driven, we will fully support DSX on our platform.

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We are both very skilled at coopetition. We do that with cloud providers, we’ve done it with a lot of the legacy data warehouse players. And this is the new world. But as a platform player we are comfortable having partnerships that we have rules of engagement, and respect the value that each of our partners is trying to drive.

Rishi Jaluria:	Got it. Thanks.

And then — and just if — I know you mentioned that there — at least in the $1 million-plus customers, there’s not a ton of overlap, but we have seen a decent amount of customers that are both Hortonworks and Cloudera customers, maybe in different departments or different parts of the organization. Where there is overlap and there’s this kind of three year period, how should we be thinking about how you’re going to treat those types of customers?

Should we be thinking about building connectors between the two platforms? Or — how — what’s a right way to approach that?

Tim Reilly:	Yes, I will share with you, in our largest customers, there’s only a handful of joint logos that we share, but if you look across the customer base, there aren’t that many kind of two-vendor strategy customers out there in the customer base. That is very good for us because we look at like we’re nearly — each was doubling our customer base.

For customers that have two platforms, often they’re trying to determine which of those platforms they want to invest in long-term. And this merger is going to make their decision very easy. And what we’re going to do for them is offer our Unity release, and some of them might move to quicker, and then our Unity 1.1 release, which will be a superset of our offerings that they can merge to.

I can’t think of a customer situation where the customer is going to be displeased with this announcement.

Rishi Jaluria:	OK, that’s helpful. Thanks, guys.

Operator:	And our next question is from the line of Edward Parker from BTIG.

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Edward Parker:	Hi, thanks.

I guess I want to just clarify in Unity, it sounds like the future Unity release and migration to that release when it’s built and done in three years will be to move over to a platform that is more similar to the cloud era subscription model with proprietary features as opposed to the current support and services model of Hortonworks. So first, is that true? And if so, is there any risk of legacy Hortonworks customers churning after the three year window, maybe to a 100 percent open source deployment?

Because presumably at least some of those Hortonworks customers chose that platform because of it’s 100 percent open source qualities. Thanks.

Tom Reilly:	Edward, let me address that correctly. So first off, we don’t think the Unity — what we call the Unity 1.1 release, the new platform that our customers can all merge to will take three years. We’re going to get there much quicker than that. What we’re doing is we’re extending and making a commitment to each of our customers on their current platforms that we will continue to enhance and support those platforms for a minimum of three years so that they have the confidence that they’ll enough window when they’re ready to make that merge.

We also have made a commitment to Hortonworks’ customers, who value the 100 percent open source, that we will continue to deliver them the capabilities they have in 100 percent open sources. We do not intend to convert them from a strategy or a philosophy that they’re bought into.

We do intend to invest heavily in differentiated capabilities and capabilities that only we offer and that will come out in our cloud services capabilities. And in the cloud services, we can have differentiated capability that only we provide. And we’re going to be innovating and leading the industry. So we do not expect to have any churn from the Hortonworks customer base, who value the 100 percent open source offering that they have today.

Edward Parker:	Great. Thanks. Congrats.

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Operator:	And our next question is from the line of Greg McDowell from JMP Securities.

Greg McDowell:	Great. Thank you very much. I wanted to ask about regulatory risk and your confidence that the regulatory agencies will give their stamp of approval. Certainly my view would be as you look at all the markets you attack, whether it’s cognitive or A.I. or data warehousing or databases, it seems to be a very competitive and a pretty fragmented market.

But I guess my fear would be if the regulators decided to take a really narrow view of the market and maybe just consider the subset of the myriad of the Apache products that you both contribute to. So just wanted t hear your views on that angle. Thanks.

Jim Frankola:	Yes, this is Jim. As you talked about, we participate in a very large market with aggressive competition coming from legacy vendors, public cloud vendors, startups. It’s a very dynamic market. Even the Apache community extends far beyond the products that we make. So I cannot speculate on what the regulators will say, but we think this is a very competitive environment and we’re not anticipating any undue issues.

Greg McDowell:	Got it. Thank you.

Operator:	And our next question is from the line of Ari Levy from CNBC.

Ari Levy:	Oh. Hi, guys. I was first curious on how you got to the combined market cap number of $5.2 billion. I see $4.3 billion as of the close. And then you may have talked about this already, but when you talk about cost synergies, how much of it is just related to not having to compete against each other head to head in certain industries and geographies.

Jim Frankola:	This is Jim, I’ll take the first one. I think the difference is the difference between common shares and fully diluted shares. So if you take the fully diluted share count times the value, that’s how you get to the market cap.

Ari Levy:	Got it. OK, thanks. And then the cost synergies.

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Tom Reilly:	Yes, well maybe Scott. Scott, do you want to share some of your thoughts on the cost synergies and are there any on the go to market side?

Scott Davidson:	Yes, I mean, I think at this point we’ve talked about the fact that we’re going to have an integration team. We’ve spent some early time building what combined models look like and there’s a couple different scenarios that we’re evaluating. I think it would very preliminarily to talk about where specifically cost synergies come from. We touched on that in the prepared remarks.

And we will phase in the cost synergies as we need to make investments in certain areas. One of the interesting aspects of this is as part of the cost synergy model that Jim talked about, we have reinvestment that’s included in that. And some of what you will see, ultimately, is by the time we get to the target model a couple of years out, we will actually be spending more in certain areas and less in others. But we’ll be able to optimize a model as we come out of this and have some time to plan together as we learn more as to where we want to make those investments.

But I think at this point it’s too early to talk exactly about where that would be.

Tom Reilly:	Thank you, Scott. I think we’ve reached the end of our time here and questions. I want to extend a hearty congratulations to our peers at Hortonworks. To the founder of Hortonworks and to the founders of Cloudera who have helped create an industry and a market and are now at the launch pad of building a great legacy company. Congratulations to both of you.

To my future colleagues on the phone, Rob and Scott, I look forward to working closely with you. And for our investors here, I hope you’re excited. We have two highly complimentary companies that are going to be a clear category beater and will drive an industry standard for modern data management. This will benefit our customers, our partners and the community that we work with. Our new scale and resources will not only enhance our competitive position but will increase shareholder value for all the investors that believe in our vision.

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And most importantly, this is about innovation. This is a fast evolving market and this combine entity gives us the ability to innovate and to deliver the industry’s first enterprise data cloud from the Edge to A.I.

We appreciate you taking time with us today. We look forward to future conversations. Thank you all.

Operator:	Thank you. That concludes today’s call. You may now disconnect your lines at this time and have a nice day.

END

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including each of Cloudera’s and Hortonworks’ most recently

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filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

CLOUDERA

Moderator: Kevin Cook

10-03-18/5:00 p.m. ET

Confirmation # 6956379

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.